Exhibit 99.2

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of United States (U.S.) dollars)

Third quarter ended September 30, 2014

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of U.S. dollars)

	September 30, 2014 $	December 31, 2013 $ (restated-note 3a)	January 1, 2013 $ (restated-note 3a)
Assets
Current assets
Cash and cash equivalents	25,533	1,821	185
Short term investment (note 6)	9,994	—	—
Accounts receivable	50	106	184
Prepaid expenses	1,604	169	75

	37,181	2,096	444
Non-current assets
Property and equipment	52	37	88
Intangible assets	18,878	20,882	3,031
Prepaid deposits	284	152	—
Investment	—	—	595

Total assets	56,395	23,167	4,158

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	2,283	2,904	1,623
Current portion of deferred revenue	217	228	340
Provision for restructuring costs (note 10)	155	—	—
Drug supply loan	—	1,318	1,707
Contingent consideration (note 8)	—	1,600	—

	2,655	6,050	3,670
Non-current liabilities
Deferred revenue	901	1,114	2,606
Provision for restructuring costs (note 10)	155	—	—
Contingent consideration (note 8)	3,368	2,690	—

	7,079	9,854	6,276

Shareholders’ equity (deficit)
Share capital
Common shares (note 9)	257,790	220,908	204,684
Warrants (note 9)	11,691	2,256	417
Contributed surplus	12,093	10,074	9,844
Accumulated other comprehensive loss	(805)	(200)	—
Deficit	(231,453)	(219,725)	(217,063)

Total shareholders’ equity (deficit)	49,316	13,313	(2,118)

Total liabilities and shareholders’ equity	56,395	23,167	4,158

Subsequent event (note 16)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive loss

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(Expressed in thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	September 30, 2014 $	September 30, 2013 $ (restated-note 3a and note 5)	September 30, 2014 $	September 30, 2013 $ (restated-note 3a and note 5)
Revenue (note 7)
Licensing revenue	29	58	88	175
Research and development revenue	25	26	75	80
Contract services	18	—	47	2

	72	84	210	257

Expenses
Research and development	2,433	524	6,020	1,301
Corporate, administration and business development	1,405	492	5,491	1,477
Restructuring and acquisition costs (note 10)	60	1,406	1,032	1,406
Amortization of intangible assets	359	67	1,077	202
Amortization of property and equipment	14	12	34	39
Contract services	11	—	29	1
Other expense (income) (note 11)	(1,690)	702	(1,745)	706

	2,592	3,203	11,938	5,132

Loss before income taxes	(2,520)	(3,119)	(11,728)	(4,875)
Income tax recovery	—	3,911	—	3,911

Net income (loss) for the period	(2,520)	792	(11,728)	(964)

Other comprehensive income (loss)
Item that will not be reclassified subsequently to loss
Translation adjustment	—	140	(605)	288
Item that may be reclassified subsequently to loss
Net change in fair value on investment	—	221	—	—

	—	361	(605)	288

Comprehensive income (loss) for the period	(2,520)	1,153	(12,333)	(676)

Net income (loss) per share (note 12) (expressed in $ per share)
Basic and fully diluted net income (loss) per common share	(0.08)	0.15	(0.41)	(0.22)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(Expressed in thousands of U.S. dollars)

	Common Shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated Other Comprehensive Loss $	Shareholders’ Equity (deficit) $
Balance – January 1, 2013	204,684	417	9,844	(217,063)	—	(2,118)
Stock-based compensation	—	—	105	—	—	105
Net loss for the period	—	—	—	(786)	—	(786)
Comprehensive loss for the period	—	—	—	—	(130)	(130)

Balance – March 31, 2013	204,684	417	9,949	(217,849)	(130)	(2,929)
Stock-based compensation	—	—	79	—	—	79
Issuance of units	866	—	—	—	—	866
Net loss for the period	—	—	—	(970)	—	(970)
Comprehensive loss for the period	—	—	—	—	57	57

Balance – June 30, 2013	205,550	417	10,028	(218,819)	(73)	(2,897)
Issuance of first offering units	(458)	458	—	—	—	—
Issuance of second offering units	4,179	1,363	—	—	—	5,542
Issuance of common shares to IlJIN	3,671	—	—	—	—	3,671
Issuance of common shares and warrants on acquisition of Aurinia Pharma Corp.	7,959 18 —			—	—	7,977
Stock-based compensation	—	—	29	—	—	29
Net income for the period	—	—	—	792	—	792
Comprehensive income for the period	—	—	—	—	361	361

Balance – September 30, 2013	220,901	2,256	10,057	(218,027)	288	15,475

Balance – January 1, 2014	220,908	2,256	10,074	(219,725)	(200)	13,313
Comprehensive loss for the period (note 3a)	—	—	—	—	(605)	(605)
Issue of units (note 9a)	38,748	10,418	—	—	—	49,166
Share issue costs (note 9a)	(2,751)	(739)	—	—	—	(3,490)
Exercise of warrants (note 9)	179	(49)	—	—	—	130
Stock-based compensation	—	—	1,298	—	—	1,298
Net loss for the period	—	—	—	(5,191)	—	(5,191)

Balance – March 31, 2014	257,084	11,886	11,372	(224,916)	(805)	54,621
Exercise of warrants (note 9)	47	(13)	—	—	—	34
Stock-based compensation	—	—	435		—	435
Net loss for the period	—	—	—	(4,017)	—	(4,017)

Balance – June 30, 2014	257,131	11,873	11,807	(228,933)	(805)	51,073
Exercise of warrants (note 9b)	659	(182)	—	—	—	477
Stock-based compensation	—	—	286	—	—	286
Net loss for the period	—	—	—	(2,520)	—	(2,520)

Balance –September 30, 2014	257,790	11,691	12,093	(231,453)	(805)	49,316

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Cash Flow

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30, 2014 $	September 30, 2013 $ (restated-notes 3 and 5)	September 30, 2014 $	September 30, 2013 $ (restated-notes 3 and 5)
Cash flow provided by (used in)
Operating activities
Net income (loss) for the period	(2,520)	792	(11,728)	(964)
Adjustments for:
Amortization of deferred revenue	(54)	(84)	(163)	(255)
Amortization of property and equipment	14	12	34	39
Amortization of intangible assets	359	67	1,077	202
Amortization of deferred lease inducements	—	—	—	(8)
Revaluation of contingent consideration	105	—	743	—
Provision for restructuring costs	33	—	310	—
Gain on warrant liability	(1,750)	—	(2,834)	—
Share issue costs allocated to warrant liability	—	—	203	—
Stock-based compensation	286	29	2,019	213
Deferred income tax recovery	—	(3,911)		(3,911)
Gain on acquisition of Aurinia Pharma Corp.	—	(3,500)	—	(3,500)
Loss on contract settlement with ILJIN	—	4,266	—	4,266
Gain on disposal of property and equipment	(2)	(2)	(3)	(68)

	(3,529)	(2,321)	(10,342)	(3,986)
Net change in other operating assets and liabilities (note 14)	(495)	846	(3,218)	1,919

Net cash used in operating activities	(4,024)	(1,485)	(13,560)	(2,067)

Investing activities
Purchase of short-term investment	(9,994)	—	(9,994)	—
Cash acquired from Aurinia Pharma Corp.	—	4	—	4
Purchase of capital assets	(7)	—	(51)	—
Proceeds of disposal of equipment	2	2	3	68
Patent costs	(14)	(36)	(18)	(89)

Net cash generated from (used in) investing activities	(10,013)	(30)	(10,060)	(17)

Financing activities
Payment of financing milestone to ILJIN	—	—	(1,600)	—
Proceeds from issuance of units, net	—	5,542	52,000	6,017
Proceeds from issuance of promissory notes	—	—	—	391
Share issue costs related to issuance of units	—	—	(3,693)	—
Proceeds from exercise of warrants	477	—	641	—
Principal payments under capital lease	—	(15)	—	(27)

Net cash generated from financing activities	477	5,527	47,348	6,381

Effect of exchange rate changes on cash and cash equivalents	—	48	(16)	33

Increase (decrease) in cash and cash equivalents	(13,560)	4,060	23,712	4,330
Cash and cash equivalents – beginning of period	39,093	455	1,821	185

Cash and cash equivalents – end of period	25,533	4,515	25,533	4,515

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

1.	Corporate information

Aurinia Pharmaceuticals Inc. or the “Company” is a biopharmaceutical company with its registered office located at 5120 – 75 Street, Edmonton, Alberta T6E 6W2. The Company has its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 which incorporates clinical, regulatory and business development functions of the Company.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the Toronto Stock Exchange (“TSX”) under the symbol AUP. The Company commenced trading on NASDAQ under the symbol AUPH on September 2, 2014 upon obtaining its NASDAQ Global Market listing approval. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis.

On October 23, 2013 the Company consolidated its outstanding common shares on a 50:1 basis. Accordingly, all share and per share references in these financial statements are presented on a post-conversion basis.

These interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Aurinia Pharma Corp. (formerly Aurinia Pharmaceuticals Inc.), Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

These interim condensed consolidated financial statements were authorized for issue by the audit committee on November 10, 2014.

2.	Basis of presentation

These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2013 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

3.	Significant accounting policies

(a)	Functional currency and change in presentation currency

Effective January 31, 2014, the Company changed its functional currency from the Canadian dollar (“CDN$”) to the United States dollar (“US$”). The change in functional currency, which has been accounted for prospectively, is to better reflect the Company’s business activities which are primarily denominated in US$ and to improve investors’ ability to compare the Company’s financial results with other publicly traded entities in the biotech industry. In addition, the Company changed its presentation currency to US$ and followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates. Accordingly, the Company has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all years and periods presented have been translated to the US$ presentation currency. For the 2013 comparative balances, assets and liabilities have been translated into US dollars at the rate of exchange prevailing at the reporting date. The statements of comprehensive income (loss) were translated at the average exchange rates for the reporting period, or at the exchange rates prevailing at the date of significant transactions. Exchange differences arising on translation were taken to cumulative translation adjustment in shareholders’ equity. The Company has presented a third statement of financial position as at January 1, 2013 without the related notes except for the disclosure requirements outlined in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. In addition, the Company adopted a policy of not reassessing classification of warrants after initial issuance and therefore there is no effect to previously issued warrants exercisable in CDN$.

(b)	Accounting standards and amendments issued but not yet adopted

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date of IFRS 9 has been deferred until 2018.

IFRS 15, Revenue from Contracts with Customers, was issued in May 2014 by the IASB and supersedes IAS 18, ‘Revenue’, IAS 11, ‘Construction Contracts’ and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single model to determine how and when an entity should recognize revenue, as well as requiring entities to provide more informative, relevant disclosures in respect of its revenue recognition criteria. IFRS 15 is to be applied retrospectively or through the recognition of the cumulative effect to opening retained earnings and is effective for annual periods beginning on or after January 1, 2017, with earlier application permitted. We are currently in the process of evaluating the impact that IFRS 15 may have on our consolidated financial statements.

4.	Critical accounting estimates and judgments

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change future operating results could be affected.

Contingent consideration

Contingent consideration is a financial liability recorded at fair value (see note 8). The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as future foreign exchange rates and the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones, and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact to the results from operations.

The key assumptions used by management include the probability of success for each milestone (35% - 70%) and a discount rate of 10%. For the three months ended September 30, 2014 there were no changes made to the key assumptions used at June 30, 2014. If the probability for success were to increase by a factor of 10% for each milestone this would increase the obligation by approximately $650,000 at September 30, 2014. If the probability for success were to decrease by a factor of 10% for each milestone this would decrease the obligation by approximately $650,000 at September 30, 2014. If the discount rate were to increase to 12%, this would decrease the obligation by approximately $212,000. If the discount rate were to decrease to 8%, this would increase the obligation by approximately $232,000.

Fair value of stock options

Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. If the stock price volatility was higher by a factor of 10% on the grant date of February 14, 2014 this would increase annual stock compensation expense by approximately $120,000. If the stock price volatility was lower by a factor of 10% on grant date this would have decreased annual stock compensation expense by approximately $117,000.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

Fair value of warrants

Determining the fair value of warrants requires judgment related to the choice of a pricing model, the estimation of stock price volatility, expected term of the underlying instruments and the probability factors of success in achieving the objectives for contingently issuable warrants. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity. If the stock price volatility was higher by a factor of 10% this would have increased the value of the warrants (equity component) by approximately $680,000. If the stock price volatility was lower by a factor of 10% this would have decreased the value of the warrants (equity component) by approximately $674,000.

Goodwill and business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. Management makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive it is recognized as goodwill and if negative, it is recognized as a gain in the Statement of Operations.

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Company as finite life intangible assets are amortized, whereas indefinite life intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite life and finite life intangible assets.

5.	Plan of Arrangement and Acquisition of Aurinia Pharma Corp.

On September 20, 2013 the Company completed a plan of arrangement with ILJIN Life Science Co., Ltd. (“ILJIN”) and Aurinia Pharma Corp. and acquired Aurinia Pharma Corp.

The preliminary fair value of the reacquired rights, intellectual know-how and goodwill was determined to be $7,719,000 at September 20, 2013. However, at September 30, 2013 management was in the still in process of determining the fair value of the assets and liabilities acquired and therefore the allocation between these asset categories was subject to change. Management completed the evaluation and made the final purchase price allocation adjustments in the fourth quarter of 2013.

As these adjustments relate to the third quarter ended September 30, 2013 the Company has restated the comparable figures for the third quarter ended September 30, 2013 as indicated in the Tables below:

Balance sheet	Preliminary Fair value adjustments $	Revisions to preliminary adjustments $	Final fair value Adjustments $
Intangible asset -reacquired rights from Aurinia Pharma Corp.	7,505	7,566	15,071
Intangible asset -reacquired rights from ILJIN	8,257	(3,980)	4,277
Contingent consideration	—	(376)	(376)
Deficit	—	(3,145)	(3,145)
Accumulated other comprehensive income	—	(65)	(65)

Total	15,762	—	15,762

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

Revisions to preliminary adjustments on Statement of Operations	Three months ended September 30, 2013 $	Nine months ended September 30, 2013 $
Original net loss for period	(2,353)	(4,109)

Revisions to preliminary adjustments affecting the following:
Other income ( loss)
Loss on contract settlement with ILJIN	(4,266)	(4,266)
Gain on acquisition of Aurinia Pharma Corp	3,500	3,500
Income tax recovery	3,911	3,911

Total amount of adjustments	3,145	3,145

Net income (loss) as restated for the period	792	(964)

6.	Short term investment

The short term investment, which is recorded at fair value, consists of a HSBC Bank US denominated discount note with a face value of $10,000,000and a cost of $9,991,000. The note is due February 3, 2015 and has an effective interest rate of $0.18%.

7.	Revenue

Revenue is comprised of:	Three months ended		Nine months ended
	September 30, 2014 $	September 30, 2013 $ (restated-note 3a)	September 30, 2014 $	September 30, 2013 $ (restated-note 3a)
Licensing revenue
3SBio	29	31	88	96
Aurinia	—	12	—	34
Lux	—	15	—	44

	29	58	88	174
Research and development revenue
Paladin	25	26	75	81
Contract services	18	—	47	2

	72	84	210	257

Licensing revenue and research and development revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is amortized as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

8.	Contingent consideration

The Company has recorded the contingent consideration payable to ILJIN resulting from the Arrangement Agreement completed on September 20, 2013 between the Company, Aurinia Pharma Corp., and ILJIN, at fair value.

There were two categories of contingent consideration. The first was a financing milestone of $1,600,000 payable upon the Company completing a financing of up to $10,000,000. The Company closed a $52,000,000 private placement on February 14, 2014 and accordingly this financing milestone was paid to ILJIN by the Company in February of 2014.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

The second category of contingent consideration relates to payments of up to $10,000,000 to be paid in five equal tranches according to the achievement of pre-defined clinical and marketing milestones. If all milestones are met, the timing of these payments is expected to occur as follows:

2016	$2,000,000
2017	2,000,000
2019	4,000,000
2020	2,000,000

The fair value of this portion of contingent consideration at September 30, 2014 was estimated to be $3,368,000 (December 31, 2013: $2,690,000) and was determined by applying the income approach. The estimate has increased by $105,000 from that used at June 30, 2014 to reflect the reduction in time until reaching the milestone dates, with the Company recording a revaluation expense adjustment on contingent consideration of $105,000 in other expense (income) in the third quarter ended September 30, 2014. The fair value estimates at September 30, 2014 were unchanged from those used at June 30, 2014 and were based on a discount rate of 10% and an assumed probability-adjusted payment range between 35% and 70%. This is a level 3 recurring fair value measurement. As a result of reducing the discount rate to 10% at March 31, 2014 from 15% at December 31, 2013, with the probabilities for payments being the same, the Company had previously recorded a revaluation expense adjustment on contingent consideration of $533,000 in other expense (income) in the first quarter ended March 31, 2014. The revaluation expense adjustment for the nine months ended September 30, 2014 was $743,000.

9.	Share Capital

(a)	Common shares

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

	Common Shares
Issued	# (in thousands)	$
Balance at January 1, 2013	3,857	204,684
Issued pursuant to June 26, 2013 Private Placement	453	407
Issued to ILJIN pursuant to plan of arrangement	1,694	3,671
Issued on acquisition of Aurinia Pharma Corp.	3,682	7,960
Issued pursuant to September 20, 2013 Private Placement	2,687	4,179
Issued pursuant to exercise of stock options	2	7

Balance at December 31, 2013	12,375	220,908

Balance at January 1, 2014	12,375	220,908
Issued pursuant to February 14, 2014 Private Placement	18,919	38,748
Share issue costs related to Private placement	—	(2,751)
Issued pursuant to exercise of warrants	60	179

Balance at March 31, 2014	31,354	257,084
Issued pursuant to exercise of warrants	15	47

Balance at June 30, 2014	31,369	257,131
Issued pursuant to exercise of warrants	208	659

Balance at September 30, 2014	31,577	257,790

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

On February 14, 2014, the Company completed a $52,000,000 private placement (the “Offering”). Under the terms of the Offering, the Company issued 18,919,404 units (the “Units”) at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. In addition, the Company signed a Registration Rights Agreement with subscribers to register its common shares with the Securities and Exchange Commission (“SEC”).

Share issue costs included a 7.5% cash commission of $3,495,000 paid to the placement agents and filing, legal and escrow fees of $198,000 directly related to the Offering of which $203,000 were allocated to the contingent warrants and expensed in the period.

In addition, in the event that the Company would not be able to reduce the size of its Board of Directors to seven directors within 90 days following closing of the Offering, an additional 0.1 Warrants would be issued for each Unit purchased by a subscriber for every additional 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represented a maximum of 6,621,791 additional Warrants (“Board Warrants”).

If the Company did not obtain approval to list its common shares on NASDAQ within 12 months following the closing of the Offering, the Company agreed to issue an additional 0.1 Warrants for each Unit purchased by a subscriber for every 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represented a maximum of 6,621,791 additional Warrants (“NASDAQ Warrants”). All securities issued in connection with the Offering were subject to a four month hold period from the date of issuance in accordance with applicable securities law, which expired on June 15, 2014.

The Board Warrants and NASDAQ Warrants were contingently issuable and since the number of warrants to be issued was variable, they met the definition of financial liabilities under IFRS, which needed to be measured at fair value at each reporting period. As such, the warrant liabilities were recurring fair value measures categorized in level 3 of the fair value hierarchy. The value of each warrant was calculated using the Black-Scholes method (with significant assumptions as disclosed above) which resulted in an individual warrant value of $2.20. The number of warrants expected to be issued, which is dependent on the probability of the expected outcomes and timing of those outcomes, was an unobservable input which was initially estimated at February 14, 2014.

As there was a degree of uncertainty in achieving the reduction of its Board to seven directors and obtaining a NASDAQ listing, the Company recorded an initial warrant liability of $2,834,000 related to the contingently issuable warrants. Management used weighted average probability factors of 3% for Board Warrants and 16% for NASDAQ Warrants in determining the contingent settlement liability. The probabilities were not revised as at March 31, 2014 since management’s expectations regarding the outcomes had not changed from the closing of the Offering, and as a result there was no gain or loss recorded in the three months ended March 31, 2014.

On May 7, 2014 the Company held its Annual General and Special Shareholder Meeting at which the shareholders approved the composition of the Board at seven directors, therefore extinguishing the Board Warrant liability relating to this condition. As a result the Company recorded a gain on extinguishment of warrant liability of $438,000 in other expense (income) in the second quarter ended June 30, 2014.

On September 2, 2014 the Company obtained a listing on the NASDAQ Global Market, therefore extinguishing the warrant liability relating to the condition of obtaining a NASDAQ listing. As a result the Company recorded a gain on extinguishment of warrant liability of $1,750,000 in other expense (income) in the third quarter ended September 30, 2014. The Company had previously recorded a gain on re-measurement of warrant liability of $646,000 in other expense (income) in the second quarter ended June 30, 2014.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

(b)	Warrants

	Warrants
Issued	# (in thousands)	$
Balance at January 1, 2013	387	417
Issued pursuant to June 26, 2013 Private Placement	472	458
Issued on acquisition of Aurinia Pharma Corp.	14	18
Issued pursuant to September 20, 2013 Private Placement	1,445	1,363

Balance at December 31, 2013	2,318	2,256

Balance at January 1, 2014	2,318	2,256
Issued pursuant to February 14, 2014 Private Placement	4,730	10,418
Share issue costs allocated to warrants	—	(739)
Warrants exercised	(60)	(49)

Balance at March 31, 2014	6,988	11,886
Warrants exercised	(15)	(13)

Balance at June 30, 2014	6,973	11,873
Warrants exercised	(208)	(182)

Balance at September 30, 2014	6,765	11,691

The Company uses the Black-Scholes pricing model to estimate the fair value of the warrants. The following weighted average assumptions were used to estimate the fair value of the warrants granted for the nine months ended September 30, 2014:

Annualized volatility	85%
Risk-free interest rate	1.52%
Expected life of warrants in years	5 years
Dividend rate	0.0%
Exercise price	$3.22
Market price on date of grant	$3.27
Fair value per common share warrant	$2.20

Expiry date:	Number (in 000’s)	Weighted average exercise price $
Exercisable in CDN$
October 17 and 31, 2014 ($2.50 CDN)	305	2.23
June 18 , 2015 ($50 CDN)	8	44.65
September 20, 2016 ($2.25 CDN and $2.50 CDN)	1,371	2.23
June 26, 2018 ($2.25 CDN and $2.50 CDN)	337	2.23
December 31, 2018 ($2.00 CDN)	14	1.79
Exercisable in US$
February 14, 2019	4,730	3.22

	6,765	2.97

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

(c)	Stock options and compensation expense

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 10% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at September 30, 2014 there were 31,577,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 3,158,000 options available for issuance under the 2012 Stock Option Plan. An aggregate total of 1,356,000 options are presently outstanding, representing 4.3 % of the issued and outstanding Common Shares of the Company.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plans are accounted for as equity-settled share-based payments.

A summary of the status of the Company’s stock option plans as of September 30, 2014 and 2013 and changes during the periods ended on those dates is presented below:

	September 30, 2014		September 30, 2013 (restated-note 3a)
	#	Weighted average exercise price In CDN $	#	Weighted average exercise price In CDN $
Outstanding – Beginning of period	276	5.04	321	5.50
Granted	1,192	3.50	—	—
Expired	(34)	7.50	(7)	16.00
Forfeited and cancelled	(78)	4.06	(19)	6.50

Outstanding – End of period	1,356	3.68	295	5.00

Options exercisable – End of period	767	3.73	215	5.00

On February 18, 2014, the Company granted 1,192,200 stock options to certain directors and officers of the Company at a price of $3.19 (CDN$3.50) per common share. The options are exercisable for a term of ten years. For the nine months ended September 30, 2013, the Company did not grant any stock options.

Application of the fair value method resulted in charges to stock-based compensation expense of $286,000 and $2,019,000 for the three and nine months ended September 30, 2014 respectively, (2013 – $29,000 and $213,000) with corresponding credits to contributed surplus. For the three and nine month periods ended September 30, 2014, stock compensation expense has been allocated to research and development expense in the amounts of $Nil and $Nil respectively, (2013 – $13,000 and $89,000) and corporate and administration expense in the amounts of $286,000 and $1,766,000 respectively, (2013 – $16,000 and $124,000) and restructuring costs in the amounts of $Nil and $253,000 respectively (2013-$Nil and $Nil).

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted to certain officers and directors on February 18, 2014.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

The following weighted average assumptions were used to estimate the fair value of the options granted during the nine month period ended September 30, 2014:

Annualized volatility	85%
Risk-free interest rate	1.74%
Expected life of options in years	7.1 years
Estimated forfeiture rate	11.9%
Dividend rate	0.0%
Exercise price	$3.19
Market price on date of grant	$3.19
Fair value per common share option	$2.39

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term taking into account expected employee exercise and expected post-vesting employment termination behaviour.

10.	Restructuring and acquisition costs

	Three months ended		Nine months ended
	September 30, 2014 $	September 30, 2013 $ (restated-note 3a)	September 30, 2014 $	September 30, 2013 $ (restated-note 3a)
Restructuring and acquisition costs comprised of
Severance, moving costs and other	(3)	1,262	439	1,262
Provision for loss on sublease agreement	63	—	340	—
Stock compensation expense	—	—	253	—
Acquisition costs	—	144	—	144

	60	1,406	1,032	1,406

The Company recorded restructuring costs of $60,000 for the three month period ended September 30, 2014 compared to $1,406,000 for the three month period ended September 30, 2013. The restructuring cost incurred for the three months ended September 30 was primarily for an adjustment to the estimated loss on the Edmonton sublease agreement during the quarter. The Company recorded restructuring costs of $1,406,000 for the three months ended September 30, 2013 which consisted primarily of severance provisions resulting from personnel changes upon completion of the plan of arrangement and acquisition of Aurinia Pharma Corp on September 20, 2013.

The Company had also recorded restructuring costs for previous periods in 2014 which included moving costs, retention and/or severance costs and a provision for estimated losses on the sublease agreement related to the Edmonton lab facility due to the move of the head office to Victoria and the divesture of its early stage NICAMs assets as noted below.

On February 14, 2014 the Company signed a NICAMs Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Corp. (“Ciclofilin”), a company controlled by the former Chief Executive Officer and Chief Scientific Officer, whereby it divested its early stage research and development Non-Immunosuppressive Cyclosporine Analogue Molecules (“NICAMs”) assets, consisting of intellectual property, including patent applications and know-how to Ciclofilin. There was no upfront consideration received by the Company and future consideration will consist of milestones relating to the clinical and marketing success of NICAMs and a royalty. Due to NICAMs’ early stage of development, the Company estimated the fair value of the consideration to be $nil at the time.

The Company recorded $216,000 of restructuring costs related to the NICAMs in the first quarter ended March 31, 2014. These restructuring costs consisted of severances of $115,000 paid to the three employees working on the NICAMs and $101,000 of

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

other NICAMs related expenses, including wage and patent costs incurred from January 1, 2014 to the divestiture date. The Company also recorded as restructuring costs in the first quarter ended March 31, 2014, stock compensation expense of $253,000 related to stock options granted in February 2014 to the former Chief Executive Officer and Chief Scientific Officer pursuant to his termination agreement.

11.	Other expense (income)

	Three months ended		Nine months ended
	September 30, 2014 $	September 30, 2013 $ (restated-notes 3a and 5)	September 30, 2014 $	September 30, 2013 $ (restated-note 3a and 5)
Other expense (income) comprised of:
Finance income
Interest income on short-term bank deposits	(16)	—	(48)	—

Finance costs
Interest on drug supply payable	—	24	30	72
Interest on finance lease	—	—	—	1

	—	24	30	73

Other
Gain on extinguishment of warrant liability (note 9a)	(1,750)	—	(2,188)	—
Gain on re-measurement of warrant liability (note 9a)	—	—	(646)	—
Revaluation adjustment on contingent consideration (note 8)	105	—	743	—
Foreign exchange loss (gain)	(27)	(11)	164	10
Loss on contract settlement with IlJIN	—	4,266	—	4,266
Realized gain on disposal of investment in Aurinia Pharma Corp.	—	(75)	—	(75)
Gain on acquisition of Aurinia Pharma Corp.	—	(3,500)	—	(3,500)
Share issue costs allocated to warrant liability	—	—	203	—
Gain on disposal of equipment	(2)	(2)	(3)	(68)

	(1,674)	678	(1,727)	633

	(1,690)	702	(1,745)	706

12.	Net income (loss) per common share

Basic and diluted net loss per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. In determining diluted net income (loss) per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the three months and nine month periods ended September 30, 2014 and September 30, 2013 exceeds the exercise price. Common shares that could potentially dilute basic net income (loss) per common share in the future that could be issued from the exercise of outstanding stock options and warrants were not included in the computation of the diluted net income (loss) per common share for the three and nine months ended September 30, 2014 and September 30, 2013 because to do so would be anti-dilutive.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

The numerator and denominator used in the calculation of historical basic and diluted net income (loss) amounts per common share are as follows:

	Three months ended		Nine months ended
	September 30, 2014 $	September 30, 2013 $ (restated-notes 3a and 5)	September 30, 2014 $	September 30, 2013 $ (restated-notes 3a and 5)

Net income (loss) for the period	(2,520)	792	(11,728)	(964)

	# In thousands	# In thousands	# In thousands	# In thousands
Weighted average common shares outstanding	31,516	5,197	28,276	4,312

	$	$	$	$
Net income (loss) per common share	(0.08)	0.15	(0.41)	(0.22)

The outstanding number and type of securities that could have potentially diluted basic income (loss) per common share in the future and which were not included in the computation of diluted income (loss) per share, are as follows:

	Three months ended		Nine months ended
	September 30, 2014 #	September 30, 2013 #	September 30, 2014 #	September 30, 2013 #
	In thousands	In thousands	In thousands	In thousands
Stock options	1,356	295	1,356	295
Warrants	6,765	2,402	6,765	2,402

	8,121	2,697	8,121	2,697

13.	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic area data reflects revenue based on customer location.

Geographic information

	Three months ended		Nine months ended
	September 30, 2014 $	September 30, 2013 $ (restated-note 3a)	September 30, 2014 $	September 30, 2013 $ (restated-note 3a)
Revenue
Canada	42	38	122	116
China	30	31	88	96
United States	—	15	—	45

	72	84	210	257

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and nine month periods ended September 30, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

14.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	Three months ended		Nine months ended
	September 30, 2014 $	September 30, 2013 $ (restated-note 3a)	September 30, 2014 $	September 30, 2013 $ (restated-note 3a)
Accounts receivable	64	103	52	104
Prepaid expenses and deposits	(198)	(10)	(1,581)	17
Accounts payable and accrued liabilities	(361)	716	(492)	1,818
Drug supply loan	—	(37)	(1,197)	(20)

	(495)	846	(3,218)	1,919

15.	Foreign exchange risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the Company’s functional currency and foreign currencies will affect the Company’s operating and financial results.

As a result of the change in the functional currency to U.S. dollars as of January 31, 2014, the Company has foreign exchange exposure to the CDN dollar as follows:

September 30, 2014 $
Cash and cash equivalents	194
Accounts receivable	27
Accounts payable and accrued liabilities	(552)

Net exposure	(331)

Reporting date rate September 30, 2014 $
$CA - $US	0.893

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the U.S. dollar would have decreased the net loss by $33,000 assuming that all other variables remained constant. An assumed 10 % weakening of the U.S. dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

16.	Subsequent event

Subsequent to September 30, 2014, the Company issued 240,000 common shares upon the exercise of 240,000 warrants for gross proceeds of $541,000.